                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              OnTrak Systems, Inc.
                                (Name of Issuer)

                   Common Stock, $0.0001 Par Value Per Share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   683374102
                                 (CUSIP Number)


                            Richard H. Lovgren, Esq.
                            Lam Research Corporation
                              4650 Cushing Parkway
                           Fremont, California 94538
                                 (510) 659-0200
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 24, 1997
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

----------------------
  CUSIP NO. 683374102
----------------------

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      NAME OF REPORTING PERSON
 1    LAM RESEARCH CORPORATION

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      94-2634797
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                     (a) / /
                                                                       (b) / /

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e) / /


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,502,371
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,502,371 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                         [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.7%

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      TYPE OF REPORTING PERSON
14
      CO

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          Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lam Research Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the "OSI Common Stock"), of OnTrak Systems, Inc., a Delaware corporation ("OSI"). The principal executive offices of OSI are located at 1010 Rincon Circle, San Jose, CA 95131.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Lam Research Corporation, a Delaware corporation ("Lam").

     (b) The address of the principal office and principal business of Lam is 4650 Cushing Parkway, Fremont, California 94538.

     (c) Lam develops, manufactures, markets and supports semiconductor etch and chemical vapor deposition equipment. Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Lam's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Lam nor, to Lam's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Lam nor, to Lam's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the directors and executive officers of Lam named in Schedule I to this Scheduled 13D are citizens of the United States, except for Osamu Kano, who is a citizen of Japan.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of OSI have entered into Voting Agreements with Lam as described in Item 4. The Voting Agreements do not give Lam the right to purchase the OSI shares that are subject to the Agreements.

ITEM 4.   PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to the Agreement and Plan of Merger dated as of March 24, 1997 (the "Merger Agreement"), among OSI, Omega Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Lam ("Merger Sub") and Lam, and subject to the conditions set forth therein (including regulatory approval and the approval of the stockholders of OSI and Lam), Merger Sub will be merged with and into OSI (the "Merger") and OSI will become a wholly-owned subsidiary of Lam. Each share of OSI Common Stock shall be converted into the right to receive 0.83 shares of Lam's Common Stock, $.001 par value per share ("Lam Common Stock"); provided, that if Lam's average stock price during a specified period prior to closing the Merger falls below $30.00 per share, and if that average price represents more than a 15 percent decline relative to an index of semiconductor equipment companies during a specified period, Lam will have the option to fix the consideration at $24.90 of Lam stock per OnTrak share by adjusting the exchange ratio upwards to equal $24.90 divided by the average value of Lam's common stock over a specified period prior to closing. If Lam does not exercise the option to fix the consideration in those circumstances, OnTrak will have the right to terminate the transaction. In addition, Lam will assume outstanding options exercisable for OSI Common Stock and certain rights under OSI's employee stock purchase plan on the terms set forth in Section 5.10 of the Merger Agreement.

     The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of Lam, closing conditions for the benefit of OSI and closing conditions for the benefit of Lam and OSI, as set forth in
Article 6 of the Merger Agreement.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Lam to enter into the Merger Agreement, each of Jerauld Cutini, Patrick O'Connor, Wilbur Krusell, James Bagley, Advent VII L.P., Advent Atlantic and Pacific II L.P., Advent New York L.P., TA Venture Investors Limited Partnership, Advent Industrial II L.P., and Chestnut Capital International III, L.P. (individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders") has entered into a Voting Agreement dated as of March 24, 1996 (individually, a "Voting Agreement" and collectively, the "Voting Agreements") with Lam. To Lam's knowledge, the number of shares of OSI Common Stock beneficially owned by each of the Voting Agreement Stockholders is set forth on Schedule II to this Schedule 13D. Pursuant to Section 7 of the Voting Agreements, the Voting Agreement Stockholders have agreed to vote the shares of OSI Common Stock owned by them in favor of the adoption of the Merger Agreement, for the approval of the other actions contemplated by the Merger Agreement or the Voting Agreement and for any action required in furtherance of those agreements. The Voting Agreement Stockholders have also agreed not to solicit, negotiate, encourage or facilitate any competing Acquisition Proposals, as described in Section 5 of the Voting Agreements.

     The Voting Agreement Stockholders have also executed and delivered to Lam irrevocable proxies granting Lam and certain of its officers the authority to vote the shares of OSI Common Stock owned by the Voting Agreement Stockholders with respect to the matters described above. Lam did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of his or its Voting Agreement or his or its irrevocable proxy. The Voting Agreement Stockholders retain the right to vote their OSI Common Stock in their discretion with respect to matters other than those identified in the Voting Agreements. The Voting Agreements terminate on the first to occur of: (i) the termination of the Merger Agreement, (ii) the agreement of the parties to the Voting Agreement in question to terminate such agreement, or (iii) the consummation of the Merger. Notwithstanding the foregoing, the obligation of Advent VII L.P., Advent Atlantic and Pacific II L.P., Advent New York L.P., TA Venture Investors Limited Partnership, Advent Industrial II L.P., and Chestnut Capital International III L.P. to vote their shares in accordance with the Voting Agreements shall not extend past August 31, 1997. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the forms of Voting Agreement included as Exhibits 2 and 3 to this Schedule 13D and incorporated herein in their entirety by reference.

     Also in connection with the Merger Agreement, each of the Voting Agreement Stockholders and the remaining directors of OSI (each an "Affiliate") will enter into an Affiliate Agreement with Lam (individually, an "Affiliate Agreement" and, collectively, the "Affiliate Agreements"). Pursuant to Section F of the Affiliate Agreements, each Affiliate will agree that, during the period from the date 30 days prior to the date of consummation of the Merger through the date on which financial results covering at least 30 days of post-Merger combined operations of Lam and OSI have been published by Lam (within the meaning of the applicable "pooling of interests" accounting requirements) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's risk of ownership or investment in Lam securities. Each Affiliate will also agree, pursuant to Section B of the Affiliate Agreement, not to transfer or otherwise dispose of any Lam common stock received in the Merger, except as set forth in the Affiliate Agreement. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the form of Affiliate Agreement included as Exhibit 4 to this
Schedule 13D and incorporated herein in its entirety by reference.

     (c)  Not applicable.

     (d) If the Merger is consummated, OSI will survive the Merger and become a wholly-owned subsidiary (hereinafter referred to as the "Surviving Corporation") of Lam, and the directors of Merger Sub at that time (and such other persons as shall be mutually agreed) shall be the initial directors of the Surviving Corporation. The officers of OSI at the time of the Merger shall be the initial officers of the Surviving Corporation.

     (e) None, other than a change in the number of outstanding shares of OSI Common Stock as contemplated by the Merger Agreement.

     (f) Upon consummation of the Merger, OSI will become a wholly-owned subsidiary of Lam.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is OnTrak Systems, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation.

     (h)-(i) Upon consummation of the Merger, the OSI Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

     (j) Other than as described above, Lam currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) -
(j) of Schedule 13D (although Lam reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Voting Agreements, Lam has shared power to vote an aggregate of 2,502,371 shares of OSI Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 30.7% of the issued and outstanding shares of OSI Common Stock as of March 24, 1997. Lam does not have the sole power to vote or direct the vote or to dispose of or direct the disposition of and shares of OSI Common Stock.

     To Lam's knowledge, no shares of OSI Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

     (c) Neither Lam, nor, to Lam's knowledge, any person named in Schedule I, has effected any transaction in OSI Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, to Lam's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of OSI, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

--------------------------------------------------------------------------------
EXHIBIT NO.         DESCRIPTION
--------------------------------------------------------------------------------
1*                  Agreement and Plan of Merger dated as of March 24, 1997, by and among Lam Research Corporation, a Delaware corporation,
                    Omega Acquisition Corporation, a Delaware corporation, and
                    OnTrak Systems, Inc., a Delaware  corporation
--------------------------------------------------------------------------------
2*                  Form of Voting Agreement dated as of March 24, 1997, by and between Lam Research Corporation and Jerauld Cutini, Patrick
                    O'Connor, Wilbur Krusell, and James Bagley.
--------------------------------------------------------------------------------
3*                  Form of Voting Agreement dated as of March 24, 1997 by and between Lam Research Corporation and Advent VII L.P., Advent
                    Atlantic and Pacific II L.P., Advent New York L.P., TA
                    Venture Investors Limited Partnership, Advent Industrial II
                    L.P., and Chestnut Capital International III L.P.
--------------------------------------------------------------------------------
4*                  Form of Affiliate Agreement to be executed by: James Bagley;
                    Jerauld Cutini; Michael Child; Richard Elkus, Jr.; Gary
                    Hultquist; Wilbur Krusell; Patrick O'Connor; Advent Atlantic
                    and Pacific II L.P.; Advent Industrial II L.P.; Advent New
                    York L.P.; Advent VII L.P.; Chestnut Capital International
                    III L.P.; and TA Venture Investors Limited Partnership.

* Previously filed as Exhibit 2.1 and Exhibits B and E-1 thereto, respectively, to the Current Report on Form 8-K of Lam Research Corporation filed on March 31, 1997.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 3, 1997          LAM RESEARCH CORPORATION


                              By: /s/ Richard H. Lovgren
                              Richard H. Lovgren
                              Vice President and General Counsel

                                   SCHEDULE I

                    EXECUTIVE OFFICERS AND DIRECTORS OF LAM

Name and Title                              Present Principal Occupation Including Name of Employer
----------------------------   ----------------------------------------------------------------------------------
*Roger D. Emerick              Chairman of the Board and Chief Executive Officer of Lam Research Corporation

 David G. Arscott              General Partner of Compass Management Partners (a private investment management partnership), 1550 El Camino Real, #275, Menlo Park, CA 94025

 Jack R. Harris                Chairman, Chief Executive Officer, President and Chief Financial Officer of
                               Optical Specialty, Inc. (a manufacturer of automated defect detection and overlay metrology and analysis systems for the semiconductor industry), 4281 Technology
                               Drive, Fremont, CA 94538

 Grant M. Inman                General Partner of Inman & Bowman (a private venture capital partnership), 40
                               Orinda Way, Bldg. D, Suite 1530, Orinda, CA 94563

 Osamu Kano                    Chairman of Lam Research Co., Ltd. (Japan), 1-1-10 Oyama, 2F, Sagamihara-
                               SHI, Kanagawa 229 Japan; President of Innoquest Corporation (a distributor of high-tech products in Japan), 3945 Freedom Circle, #320, Santa Clara, CA 95054

*Hsui-Sheng ("Way") Tu         President of Lam Research Corporation

*Henk J. Evenhuis              Executive Vice President, Finance, and Chief Financial Officer of Lam Research
                               Corporation

*Alexander M. Voshchenkov      Vice President and Chief Technical Officer of Lam Research Corporation

*Raymond L. Degner             Senior Vice President of Lam Research Corporation

*Thomas O. Yep                 Senior Vice President of Lam Research Corporation

*Robert C. Fink                Senior Vice President of Corporate Support and Development of Lam Research
                               Corporation

*Richard Friedman              Vice President of Worldwide Sales and Service of Lam Research Corporation

*George R. Canavan             Vice President of Marketing of Lam Research Corporation

*Richard H. Lovgren            Vice President, General Counsel and Corporate Secretary of Lam Research
                               Corporation

* All of these individuals are employed at Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538.

                                  SCHEDULE II

                         VOTING AGREEMENT STOCKHOLDERS

                                                                          PERCENTAGE OF
                                                SHARES                 OUTSTANDING SHARES OF
                                             BENEFICIALLY               OSI COMMON STOCK AS
STOCKHOLDER                                      OWNED                   OF MARCH 24, 1997
------------                                 ------------              ---------------------
James Bagley                                   500,000                         6.1%
Jerauld Cutini                                 609,000                         7.5%
Patrick O'Connor                               272,035                         3.3%
Wilbur Krusell                                 200,000                         2.5%
Advent VII L.P.                                614,223                         7.5%
Advent Atlantic and Pacific II L.P.            159,062                         1.9%
Advent New York L.P.                            61,420                         0.8%
TA Venture Investors Limited Partnership         9,215                         0.1%
Advent Industrial II L.P.                       57,346                         0.7%
Chestnut Capital International III L.P.         20,070                         0.3%